Exhibit 4.2
Description of Timberland Bancorp’s Capital Stock
The following briefly summarizes the material terms of Timberland Bancorp’s (“Timberland”) capital stock. In connection with this summary, we urge you to read Timberland’s articles of incorporation and bylaws in their entirety, copies of which have been filed as exhibits to Timberland Bancorp’s Annual Report on Form 10-K.

General
Timberland’s authorized capital stock currently consists of:

•	50,000,000 common shares, $0.01 par value per share; and

•	1,000,000 preferred shares, $0.01 par value per share.

Common Shares
Each Timberland common share has the same relative rights and is identical in all respects with each other Timberland common share. Timberland common shares represent non-withdrawable capital, are not of an insurable type and are not insured by the FDIC or any other government agency.
Subject to any prior rights of the holders of any preferred shares or other shares of Timberland then outstanding, holders of Timberland common shares are entitled to receive such dividends as are declared by the board of directors of Timberland out of funds legally available for dividends.
Except with respect to greater than 10% shareholders, full voting rights are vested in the holders of Timberland common shares and each share is entitled to one vote. See “Comparison of Shareholder Rights-Restrictions on Voting Rights.” Subject to any prior rights of the holders of any Timberland preferred shares then outstanding, in the event of a liquidation, dissolution or winding up of Timberland, holders of Timberland common shares will be entitled to receive, pro rata, any assets distributable to shareholders in respect of shares held by them. Holders of Timberland common shares will not have any preemptive rights to subscribe for any additional securities which may be issued by Timberland, nor will they have cumulative voting rights.
Preferred Shares
Timberland may issue preferred shares in one or more series at such time or times and for such consideration as the board of directors of Timberland may determine, generally without shareholder approval. The board of directors of Timberland is expressly authorized at any time, and from time to time, to issue Timberland preferred shares, with such voting and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as are stated and expressed in the board resolution providing for the issuance. The board of directors of Timberland is authorized to designate the series and the number of shares comprising such series, the dividend rate on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights. The ability of Timberland’s board of directors to approve the issuance of preferred or other shares without shareholder approval could make an acquisition by an unwanted suitor of a controlling interest in Timberland more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of Timberland.
Preferred shares redeemed or acquired by Timberland may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by Timberland upon approval of its board of directors.

Other Anti-Takeover Provisions
In addition to the ability to issue common and preferred shares without shareholder approval, Timberland’s charter and bylaws contain a number of provisions which may have the effect of delaying, deferring or preventing a change in control of Timberland.